Exhibit 99.1

NewsRelease

Final Environmental Impact Statement Re-Affirms Limited Environmental Impact from Keystone XL Pipeline

WASHINGTON, D.C. – August 26, 2011 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased that the Final Environmental Impact Statement (FEIS) for the Keystone XL crude oil pipeline has reaffirmed the environmental integrity of the project.

This is the third Environmental Impact Statement that the U.S. Department of State has issued on Keystone XL since the review process began in 2008. “The Final Environmental Impact Statement reaffirms the findings of the two previous environmental impact statements that the Keystone XL pipeline will have no significant impact on the environment,” said Russ Girling, TransCanada’s president and chief executive officer. “Today’s Final Environmental Impact Statement continues to demonstrate the focus on safety and the environment that has gone into the development of this critical North American pipeline.

The environmental review process for Keystone XL (culminating in the FEIS) has been the most exhaustive and detailed review for a cross-border pipeline that has ever been undertaken by of the Department of State.  “We know how hard the Department of State has worked to make this review process as transparent and thorough as possible, including consulting with more than 10 other federal agencies,” Girling added. “We appreciate their continued commitment to completing their review by the end of this year.”

The nine-volume FEIS is more than 1,000 pages in length. Keystone XL has gone through an exhaustive 36-month review, including numerous public meetings, multiple public comment periods, submittal and review of thousands of pages of information and responses to hundreds of detailed questions.

In TransCanada’s preliminary review of the FEIS’ findings, the company notes that:

·	The analysis of potential impacts associated with the project suggests that there would be no significant impacts to most resources along the proposed project corridor.

·
Incorporating the 57 Project-specific Special Conditions developed by PHMSA would result in a Project that would have a degree of safety greater than any typically constructed domestic oil pipeline under current regulation.

·
The proposed route is the shortest and would disturb the least amount of land and water bodies resulting in reduced environmental impacts. Alternative routes that were considered to avoid the Ogallala Aquifer and the Nebraska Sandhills are not preferable environmentally or otherwise.

·	Oil sands derived crude oil does not have unique characteristics that would suggest the potential for higher corrosion rates during pipeline transportation.

Now that the FEIS has been issued, a 90-day comment period begins to determine if Keystone XL is in the national interest of the United States. Girling believes it is.

"Support for Keystone XL continues to grow because the public, opinion leaders and elected officials can see the clear benefits that this pipeline will deliver to Americans,” added Girling. “The fundamental issue is energy security. Through the Keystone system, the U.S. can secure access to a stable and reliable supply of oil from Canada where we protect human rights and the environment, or it can import more higher-priced oil from nations who do not share America’s interests or values.”

In addition to energy security, Keystone XL will create massive and much needed economic benefits to the states it crosses and the United States as a whole. The project will be financed entirely through the private sector without one penny of government subsidy. During operations, TransCanada will contribute over $5 billion in property taxes to the communities Keystone XL will pass through. In total, the Keystone XL project is expected to create $20 billion of economic stimulus to the U.S. during construction.

The benefits of Keystone XL are not limited however to the states where the pipeline will be located.  From pipe manufactured in Arkansas to pump motors made in Ohio, workers in almost every state in the United Sates benefit from the project and the ongoing development of Canada’s oil sands. Within days of receiving regulatory approval for Keystone XL, TransCanada will begin to put 20,000 Americans to work to construct the project. In addition to these direct jobs, independent studies calculate that the construction of Keystone XL will create an additional 118,000 indirect and spin-off jobs for local businesses.

If construction of the pipeline begins early in 2012, Keystone XL is expected be operational in 2013.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

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